Filed Pursuant to Rule 424(b)(3)
Registration No. 333-192331
KBS STRATEGIC OPPORTUNITY REIT II, INC.
SUPPLEMENT NO. 18 DATED APRIL 30, 2018
TO THE PROSPECTUS DATED JUNE 28, 2017

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT II, Inc. dated June 28, 2017 and supplement no. 17 dated April 13, 2018. Supplement no. 17 and this supplement no. 18, together, supersede and replace all prior supplements to the June 28, 2017 prospectus. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT II, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership II, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	updated risks related to an investment in us;

•	information regarding cash distributions and stock dividends for the year ended December 31, 2017;

•	information regarding cash distributions and stock dividends subsequent to December 31, 2017;

•	information with respect to our real estate and real estate-related investments;

•	selected financial data;

•	funds from operations, modified funds from operations and adjusted modified funds from operations;

•	a change to the composition of our board of directors;

•	a renewal of the advisory agreement;

•	fees earned by and expenses reimbursable to our advisor and our dealer manager;

•	information with respect to our share redemption program;

•	information regarding the net tangible book value of our shares;

•	quantitative and qualitative disclosures about market risk;

•	information on experts; and

•	information incorporated by reference.
Status of the Offering
We commenced this offering of up to 180,000,000 shares of common stock, or up to $1,760,000,000 in shares of common stock, on August 12, 2014. Effective February 17, 2016, we are offering any combination of two classes of shares of common stock: Class A shares and Class T shares. As of April 26, 2018, we had accepted aggregate gross offering proceeds of $224.5 million related to the sale of 11,891,877 and 11,220,813 shares of Class A and Class T common stock, respectively, in this offering, including 461,410 and 130,773 shares of Class A and Class T common stock, respectively, sold under our dividend reinvestment plan for gross offering proceeds of $5.5 million.  Accordingly, as of April 26, 2018, there were 156,887,310 shares of common stock available for sale in this offering.
On February 20, 2018, our board of directors approved the termination of our primary public offering stage effective July 31, 2018.  Subscriptions must be dated on or before July 31, 2018, and subscriptions and all related documents and funds must be received by us in good order by September 28, 2018.

Risk Factors
The following risk factors supplement the risk factors appearing in the prospectus.
Our board of directors has approved the termination of our primary offering stage. Based on sales volume to date and the upcoming termination of our primary offering stage, we expect to raise substantially less than the maximum offering amount in our ongoing public offering. Because we expect to raise substantially less than the maximum offering amount, we will not be able to invest in as diverse a portfolio of assets as we otherwise would, which will cause the value of our stockholders’ investment to vary more widely with the performance of specific assets, and cause our general and administrative expenses to constitute a greater percentage of our revenue. Raising fewer proceeds in our offering, therefore, increases the risk that our stockholders will lose money on their investment.
Our public offering is being made on a “best efforts” basis, whereby the broker-dealers participating in the offering have no firm commitment or obligation to purchase any of the shares. To date, the proceeds we have raised in the offering are lower than our sponsor and dealer manager originally expected. As a result, we expect to raise substantially less than the maximum offering amount in the public offering. Therefore, we will make fewer investments than originally intended, resulting in less diversification in terms of the number of investments owned and the geographic regions in which our investments or the collateral securing our investments are located. Adverse developments with respect to a single asset, or a geographic region, will have a greater adverse impact on our operations than they otherwise would. In addition, our inability to raise substantial funds has increased our fixed operating expenses as a percentage of our revenue, limiting our ability to pay distributions to our stockholders.
Disruptions in the financial markets and uncertain economic conditions could adversely impact the commercial mortgage market, the market for real estate-related debt investments generally, market rental rates, commercial real estate values and our ability to secure debt financing, which could hinder our ability to service debt obligations, to implement our business strategy and generate returns to our stockholders.
The returns available to investors generated by real estate-related investments are determined by: (i) the supply and demand for such investments; (ii) the terms we are able to negotiate for our investments; (iii) the performance of the assets securing the investments; and (iv) the existence of a market for such investments, which includes the ability to sell or finance such investments.
During periods of volatility, the number of investors participating in the market may change at an accelerated pace. As liquidity or “demand” increases, the returns available to investors on new investments will decrease. Conversely, a lack of liquidity will cause the returns available to investors on new investments to increase.
A major factor contributing to the strength of the real estate cycle is the difficulty of securing construction financing. Lack of construction financing is effectively keeping an oversupply of commercial real estate, which is typical late in a real estate cycle, from emerging. Bank regulators and new risk-based capital guidelines have enforced discipline in lending, which has helped reduce new construction.
Because the offering prices for our Class A shares and Class T shares in our ongoing initial public offering exceed our net tangible book value per share, investors in our initial public offering will experience immediate dilution in the net tangible book value of their shares.
We are currently offering shares of our Class A common stock and our Class T common stock in our initial public offering at $10.00 and $9.63 per share, respectively, with discounts available to certain categories of purchasers. Our current primary public offering price exceeds our net tangible book value per share. Our net tangible book value per share is a rough approximation of value calculated as total book value of assets minus total book value of liabilities, divided by the total number of shares of common stock outstanding. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the company in accordance with our investment objectives. However, net tangible book value does reflect certain dilution in value of our common stock from the issue price in our initial public offering as a result of (i) the substantial fees paid in connection with our initial public offering and our now terminated private offering, including selling commissions and marketing fees re-allowed by our dealer manager to participating broker-dealers, (ii) the fees and expenses paid to our advisor and its affiliates in connection with the selection, acquisition, management and sale of our investments, (iii) general and administrative expenses, (iv) accumulated depreciation and amortization of real estate investments, and (v) the issuance of shares in our now-terminated private offering at a purchase price of less than the offering price in our ongoing initial public offering.

As of December 31, 2017, our net tangible book value per share of our Class A and Class T common stock was $7.95. The offering price of shares of our common stock under our initial public offering (ignoring purchase price discounts for certain categories of purchasers) is $10.00 per Class A share and $9.63 per Class T share. To the extent we are able to raise additional proceeds in our public offering, some of the expenses that cause dilution of the net tangible book value per share are expected to decrease on a per share basis, resulting in increases in the net tangible book value per share. This increase would be partially offset by increases in depreciation and amortization expenses related to our real estate investments.
We have paid distributions in part from financings and expect that in the future we may not pay distributions solely from our cash flow from operating activities. To the extent that we pay distributions from sources other than our cash flow from operating activities, we will have less funds available for investment in properties and other assets, the overall return to our stockholders may be reduced and subsequent investors will experience dilution.
Our organizational documents permit us to pay distributions from any source, including offering proceeds or borrowings (which may constitute a return of capital), and our charter does not limit the amount of funds we may use from any source to pay such distributions. We have paid distributions in part from financings and expect that in the future we may not pay distributions solely from our cash flow from operating activities, in which case distributions may be paid in whole or in part from debt financing. We may also fund such distributions with proceeds from the sale of assets or from the maturity, payoff or settlement of debt investments. If we fund distributions from borrowings, our interest expense and other financing costs, as well as the repayment of such borrowings, will reduce our earnings and cash flow from operating activities available for distribution in future periods. If we fund distributions from the sale of assets or the maturity, payoff or settlement of debt investments, this will affect our ability to generate cash flow from operating activities in future periods. To the extent that we pay distributions from sources other than our cash flow from operating activities, we will have fewer funds available with which to make real estate investments, the overall return to our stockholders may be reduced and subsequent investors will experience dilution. In addition, to the extent distributions exceed cash flow from operating activities, a stockholder’s basis in our stock will be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize capital gain. There is no limit on the amount of distributions we may fund from sources other than from cash flow from operating activities.
During our public offering stage, when we may raise capital in this offering (and possibly future offerings) more quickly than we acquire income-producing assets, and from time to time during our operational stage, we may not pay distributions solely from our cash flow from operating activities.
For the year ended December 31, 2017, we paid aggregate distributions of $3.8 million, including $1.4 million of distributions paid in cash and $2.4 million of distributions reinvested through our dividend reinvestment plan. Our net loss attributable to common stockholders for the year ended December 31, 2017 was $3.3 million and cash flow provided by operations was $8.8 million. We funded our total distributions paid, which includes net cash distributions and dividends reinvested by stockholders, with $2.8 million of cash flow from operating activities and $1.0 million of debt financing. For purposes of determining the source of distributions paid, we assume first that we use cash flow from operating activities from the relevant or prior periods to fund distribution payments.
We have a history of operating losses and cannot assure our stockholders that we will achieve profitability.
Since our inception in 2013, we have experienced net losses (calculated in accordance with GAAP) for each fiscal year, which have contributed to our cumulative net loss of $14.3 million from inception through December 31, 2017. Our net loss attributable to common stockholders for the year ended December 31, 2017 was $3.3 million. Our net loss attributable to common stockholders for the year ended December 31, 2016, and from inception through December 31, 2016 was $6.5 million and $11.1 million, respectively. Our net loss attributable to common stockholders for the year ended December 31, 2015, and from inception through December 31, 2015 was $2.1 million and $4.6 million, respectively. The extent of our future operating losses and the timing of when we will achieve profitability are highly uncertain, and we may never achieve or sustain profitability.

If we consummate a merger or pursue another exit strategy in the near term, stockholders may not receive an amount per share equal to our current offering prices or our estimated net asset value (“NAV”) per share.
Our estimated NAV per share of $9.05, as established by our board of directors on June 6, 2017, did not take into account estimated disposition costs and fees for real estate properties, entity liquidation costs, and debt prepayment penalties that could apply upon the prepayment of certain of our debt obligations. These fees may be substantial. Thus, to the extent we consummate a merger or pursue another exit strategy in the near term, stockholders may not recover their purchase price or the estimated NAV per share due to the impact of these fees and costs.
Our failure to continue to qualify as a REIT would subject us to federal income tax and reduce cash available for distribution to you.
We elected to be taxed as a REIT under the Internal Revenue Code commencing with our taxable year ended December 31, 2014. We intend to continue to operate in a manner so as to continue to qualify as a REIT for federal income tax purposes. Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which only a limited number of judicial and administrative interpretations exist. Even an inadvertent or technical mistake could jeopardize our REIT status. Our continued qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. Moreover, new tax legislation, administrative guidance or court decisions, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to continue to qualify as a REIT. If we fail to continue to qualify as a REIT in any taxable year, we would be subject to federal and applicable state and local income tax on our taxable income at corporate rates, in which case we might be required to borrow or liquidate some investments in order to pay the applicable tax. Losing our REIT status would reduce our net income available for investment or distribution to you because of the additional tax liability. In addition, distributions to you would no longer qualify for the dividends-paid deduction and we would no longer be required to make distributions. Furthermore, if we fail to qualify as a REIT in any taxable year for which we have elected to be taxed as a REIT, we would generally be unable to elect REIT status for the four taxable years following the year in which our REIT status is lost.
Complying with REIT requirements may force us to borrow funds to make distributions to you or otherwise depend on external sources of capital to fund such distributions.
To continue to qualify as a REIT, we are required to distribute annually at least 90% of our taxable income, subject to certain adjustments, to our stockholders. To the extent that we satisfy the distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed taxable income. In addition, we may elect to retain and pay income tax on our net long-term capital gain. In that case, if we so elect, a stockholder would be taxed on its proportionate share of our undistributed long-term gain and would receive a credit or refund for its proportionate share of the tax we paid. A stockholder, including a tax-exempt or foreign stockholder, would have to file a federal income tax return to claim that credit or refund. Furthermore, we will be subject to a 4% nondeductible excise tax if the actual amount that we distribute to our stockholders in a calendar year is less than a minimum amount specified under federal tax laws.
From time-to-time, we may generate taxable income greater than our net income (loss) for U.S. GAAP. In addition, our taxable income may be greater than our cash flow available for distribution to you as a result of, among other things, investments in assets that generate taxable income in advance of the corresponding cash flow from the assets (for instance, if a borrower defers the payment of interest in cash pursuant to a contractual right or otherwise).
If we do not have other funds available in the situations described in the preceding paragraphs, we could be required to borrow funds on unfavorable terms, sell investments at disadvantageous prices or find another alternative source of funds to make distributions sufficient to enable us to distribute enough of our taxable income to satisfy the REIT distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity.
Because of the distribution requirement, it is unlikely that we will be able to fund all future capital needs, including capital needs in connection with investments, from cash retained from operations. As a result, to fund future capital needs, we likely will have to rely on third-party sources of capital, including both debt and equity financing, which may or may not be available on favorable terms or at all. Our access to third-party sources of capital will depend upon a number of factors, including our current and potential future earnings and cash distributions.

We could fail to continue to qualify as a REIT if the IRS successfully challenges our treatment of our mezzanine loans and repurchase agreements.
We intend to continue to operate in a manner so as to continue to qualify as a REIT for federal income tax purposes. However, qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which only a limited number of judicial and administrative interpretations exist. If the IRS disagrees with the application of these provisions to our assets or transactions, including assets we have owned and past transactions, our REIT qualification could be jeopardized. For instance, IRS Revenue Procedure 2003-65 provides a safe harbor pursuant to which a mezzanine loan, if it meets each of the requirements contained therein, will be treated by the IRS as a real estate asset for purposes of the REIT asset tests and interest derived from it will be treated as qualifying mortgage interest for purposes of the 75% income test. Although Revenue Procedure 2003-65 provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. While mezzanine loans in which we may invest may not meet all of the requirements for reliance on this safe harbor, we expect that any of our investments in mezzanine loans will be made in a manner that we believe will enable us to continue to satisfy the REIT gross income and asset tests.
In addition, we may enter into sale and repurchase agreements under which we nominally sell certain of our mortgage assets to a counterparty and simultaneously enter into an agreement to repurchase the sold assets. We believe that we will be treated for federal income tax purposes as the owner of the mortgage assets that are the subject of any such sale and repurchase agreement notwithstanding that we transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could assert that we did not own the mortgage assets during the term of the sale and repurchase agreement, in which case our ability to continue to qualify as a REIT could be adversely affected.
Even if the IRS were to disagree with one or more of our interpretations and we were treated as having failed to satisfy one of the REIT qualification requirements, we could maintain our REIT qualification if our failure was excused under certain statutory “savings” provisions. However, there can be no guarantee that we would be entitled to benefit from those statutory savings provisions if we failed to satisfy one of the REIT qualification requirements, and even if we were entitled to benefit from those statutory savings provisions, we could be required to pay a penalty tax.
Despite our qualification for taxation as a REIT for federal income tax purposes, we may be subject to other tax liabilities that reduce our cash flow and our ability to make distributions to you.
Despite our qualification for taxation as a REIT for federal income tax purposes, we may be subject to certain federal, state and local taxes on our income and assets, including taxes on any undistributed income or property. Any of these taxes would decrease cash available for distribution to you. For instance:

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In order to continue to qualify as a REIT, we must distribute annually at least 90% of our REIT taxable income (which is determined without regard to the dividends paid deduction or net capital gain for this purpose) to you.

•	To the extent that we satisfy the distribution requirement but distribute less than 100% of our REIT taxable income, we will be subject to federal corporate income tax on the undistributed income.

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We will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions we pay in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years.

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If we have net income from the sale of foreclosure property that we hold primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we must pay a tax on that income at the highest corporate income tax rate.

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If we sell an asset, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business and do not qualify for a safe harbor in the Internal Revenue Code, our gain would be subject to the 100% “prohibited transaction” tax.

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Any domestic taxable REIT subsidiary, or TRS, of ours will be subject to federal corporate income tax on its income, and on any non-arm’s-length transactions between us and any TRS, for instance, excessive rents charged to a TRS could be subject to a 100% tax. We may be subject to tax on income from certain activities conducted as a result of taking title to collateral.

•	We may be subject to state or local income, property and transfer taxes, such as mortgage recording taxes.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities or liquidate otherwise attractive investments.
To continue to qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to stockholders and the ownership of our stock. As discussed above, we may be required to make distributions to you at disadvantageous times or when we do not have funds readily available for distribution. Additionally, we may be unable to pursue investments that would be otherwise attractive to us in order to satisfy the requirements for qualifying as a REIT.
We must also ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified real estate assets, including certain mortgage loans and mortgage-backed securities. The remainder of our investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets can consist of the securities of any one issuer (other than government securities and qualified real estate assets) and no more than 25% of the value of our gross assets (20% for tax years after 2017) may be represented by securities of one or more TRSs. Finally, for the taxable years after 2015, no more than 25% of our assets may consist of debt investments that are issued by “publicly offered REITs” and would not otherwise be treated as qualifying real estate assets. If we fail to comply with these requirements at the end of any calendar quarter, we must correct such failure within 30 days after the end of the calendar quarter to avoid losing our REIT status and suffering adverse tax consequences, unless certain relief provisions apply. As a result, compliance with the REIT requirements may hinder our ability to operate solely on the basis of profit maximization and may require us to liquidate investments from our portfolio, or refrain from making, otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to stockholders.
Our acquisition of debt or securities investments may cause us to recognize income for federal income tax purposes even though no cash payments have been received on the debt investments.
We may acquire debt or securities investments in the secondary market for less than their face amount. The amount of such discount will generally be treated as a “market discount” for federal income tax purposes. If these debt or securities investments provide for “payment-in-kind” interest, we may recognize “original issue discount,” or OID, for federal income tax purposes. Moreover, we may acquire distressed debt investments that are subsequently modified by agreement with the borrower. If the amendments to the outstanding debt constitute “significant modifications” under the applicable Treasury Regulations, the modified debt may be considered to have been reissued to us in a debt-for-debt exchange with the borrower. In that event, if the debt is considered to be “publicly traded” for federal income tax purposes, the modified debt in our hands may be considered to have been issued with OID to the extent the fair market value of the modified debt is less than the principal amount of the outstanding debt. In the event the debt is not considered to be “publicly traded” for federal income tax purposes, we may be required to recognize taxable income to the extent that the principal amount of the modified debt exceeds our cost of purchasing it. Also, certain loans that we originate and later modify and certain previously modified debt we acquire in the secondary market may be considered to have been issued with the OID at the time it was modified.
In general, we will be required to accrue OID on a debt instrument as taxable income in accordance with applicable federal income tax rules even though no cash payments may be received on such debt instrument on a current basis.
In the event a borrower with respect to a particular debt instrument encounters financial difficulty rendering it unable to pay stated interest as due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income. Similarly, we may be required to accrue interest income with respect to subordinate mortgage-backed securities at the stated rate regardless of when their corresponding cash payments are received.
In order to meet the REIT distribution requirements, it might be necessary for us to arrange for short-term, or possibly longterm borrowings, or to pay distributions in the form of our shares or other taxable in-kind distributions of property. We may need to borrow funds at times when the market conditions are unfavorable. Such borrowings could increase our costs and reduce the value of your investment. In the event in-kind distributions are made, your tax liabilities associated with an investment in our common stock for a given year may exceed the amount of cash we distribute to you during such year.
Complying with REIT requirements may limit our ability to hedge effectively.
The REIT provisions of the Internal Revenue Code may limit our ability to hedge our operations effectively. Our aggregate gross income from non-qualifying hedges, fees and certain other non-qualifying sources cannot exceed 5% of our annual gross income. As a result, we might have to limit our use of advantageous hedging techniques or implement those hedges through a TRS. Any hedging income earned by a TRS would be subject to federal, state and local income tax at regular corporate rates. This could increase the cost of our hedging activities or expose us to greater risks associated with interest rate or other changes than we would otherwise incur.

Liquidation of assets may jeopardize our REIT qualification.
To continue to qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our investments to satisfy our obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT, or we may be subject to a 100% prohibited transaction tax on any resulting gain if we sell assets that are treated as dealer property or inventory.
The prohibited transactions tax may limit our ability to engage in transactions, including disposition of assets and certain methods of securitizing loans, which would be treated as sales for federal income tax purposes.
A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of dealer property, other than foreclosure property, but including loans held primarily for sale to customers in the ordinary course of business. We might be subject to the prohibited transaction tax if we were to dispose of or securitize loans in a manner that is treated as a sale of the loans, for federal income tax purposes. In order to avoid the prohibited transactions tax, we may choose not to engage in certain sales of loans and may limit the structures we use for any securitization financing transactions, even though such sales or structures might otherwise be beneficial to us. Additionally, we may be subject to the prohibited transaction tax upon a disposition of real property. Although a safe-harbor exception to prohibited transaction treatment is available, we cannot assure you that we can comply with such safe harbor or that we will avoid owning property that may be characterized as held primarily for sale to customers in the ordinary course of our trade or business. Consequently, we may choose not to engage in certain sales of real property or may conduct such sales through a TRS.
It may be possible to reduce the impact of the prohibited transaction tax by conducting certain activities through a TRS. However, to the extent that we engage in such activities through a TRS, the income associated with such activities will be subject to a corporate income tax. In addition, the IRS may attempt to ignore or otherwise recast such activities in order to impose a prohibited transaction tax on us, and there can be no assurance that such recast will not be successful.
We also may not be able to use secured financing structures that would create taxable mortgage pools, other than in a TRS or through a subsidiary REIT.
We may recognize substantial amounts of REIT taxable income, which we would be required to distribute to you, in a year in which we are not profitable under U.S. GAAP principles or other economic measures.
We may recognize substantial amounts of REIT taxable income in years in which we are not profitable under U.S. GAAP or other economic measures as a result of the differences between U.S. GAAP and tax accounting methods. For instance, certain of our assets will be marked-to-market for U.S. GAAP purposes but not for tax purposes, which could result in losses for U.S. GAAP purposes that are not recognized in computing our REIT taxable income. Additionally, we may deduct our capital losses only to the extent of our capital gains in computing our REIT taxable income for a given taxable year. Consequently, we could recognize substantial amounts of REIT taxable income and would be required to distribute such income to you, in a year in which we are not profitable under U.S. GAAP or other economic measures.
We may distribute our common stock in a taxable distribution, in which case you may sell shares of our common stock to pay tax on such distributions, and you may receive less in cash than the amount of the dividend that is taxable.
We may make taxable distributions that are payable in cash and common stock. The IRS has issued private letter rulings to other REITs treating certain distributions that are paid partly in cash and partly in stock as taxable distributions that would satisfy the REIT annual distribution requirement and qualify for the dividends paid deduction for federal income tax purposes. Those rulings may be relied upon only by taxpayers to whom they were issued, but we could request a similar ruling from the IRS. Accordingly, it is unclear whether and to what extent we will be able to make taxable distributions payable in cash and common stock. If we made a taxable dividend payable in cash and common stock, taxable stockholders receiving such distributions will be required to include the dividend as taxable income to the extent of our current and accumulated earnings and profits, as determined for federal income tax purposes. As a result, you may be required to pay income tax with respect to such distributions in excess of the cash distributions received. If a U.S. stockholder sells the common stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount recorded in earnings with respect to the dividend, depending on the market price of our common stock at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, we may be required to withhold U.S. federal income tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in common stock.

REIT distribution requirements could adversely affect our ability to execute our business plan.
We generally must distribute annually at least 90% of our REIT taxable income (which is determined without regard to the dividends paid deduction or net capital gain for this purpose) in order to continue to qualify as a REIT. We intend to make distributions to our stockholders to comply with the REIT requirements of the Internal Revenue Code and to avoid corporate income tax and the 4% excise tax. We may be required to make distributions to stockholders at times when it would be more advantageous to reinvest cash in our business or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.
Our qualification as a REIT could be jeopardized as a result of an interest in joint ventures or investment funds.
We may hold certain limited partner or non-managing member interests in partnerships or limited liability companies that are joint ventures or investment funds. If a partnership or limited liability company in which we own an interest takes or expects to take actions that could jeopardize our qualification as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a REIT gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to continue to qualify as a REIT unless we are able to qualify for a statutory REIT “savings” provision, which may require us to pay a significant penalty tax to maintain our REIT qualification.
Distributions paid by REITs do not qualify for the reduced tax rates that apply to other corporate distributions.
The maximum tax rate for “qualified dividends” paid by corporations to non-corporate stockholders is currently 20%. Distributions paid by REITs, however, generally are taxed at ordinary income rates (currently subject to a maximum rate of 37% for non-corporate stockholders), rather than the preferential rate applicable to qualified dividends.
Our qualification as a REIT may depend upon the accuracy of legal opinions or advice rendered or given or statements by the issuers of assets we acquire.
When purchasing securities, we may rely on opinions or advice of counsel for the issuer of such securities, or statements made in related offering documents, for purposes of determining, among other things, whether such securities represent debt or equity securities for U.S. federal income tax purposes, the value of such securities, and also to what extent those securities constitute qualified real estate assets for purposes of the REIT asset tests and produce qualified income for purposes of the 75% gross income test. The inaccuracy of any such opinions, advice or statements may adversely affect our ability to qualify as a REIT and result in significant corporate-level tax.
Our charter limits the number of shares a person may own, which may discourage a takeover that could otherwise result in a premium price paid to you.
Our charter, with certain exceptions, authorizes our board of directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. To help us comply with the REIT ownership requirements of the Internal Revenue Code, among other purposes, our charter prohibits a person from directly or constructively owning more than 9.8% in value of the aggregate of the outstanding shares of our stock of any class or series or more than 9.8% in value or number of shares, whichever is more restrictive, of the aggregate of the outstanding shares of our common stock, unless exempted (prospectively or retroactively) by our board of directors. This restriction may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might otherwise provide a premium price for holders of our shares of common stock.
Stockholders may have current tax liability on distributions they elect to reinvest in our common stock.
If a stockholder participates in our dividend reinvestment plan, he or she will be deemed to have received, and for income tax purposes will be taxed on, the amount reinvested in shares of our common stock to the extent the amount reinvested was not a tax-free return of capital. In addition, our stockholders will be treated for tax purposes as having received an additional distribution to the extent the shares are purchased at a discount to fair market value, if any. As a result, unless a stockholder is a tax-exempt entity, a stockholder may have to use funds from other sources to pay their tax liability on the value of the shares of common stock received.

Changes recently made to the U.S. tax laws could have a negative impact on our business.
The President signed a tax reform bill into law on December 22, 2017 (the “Tax Cuts and Jobs Act”). Among other things, the Tax Cuts and Jobs Act:

•	Reduces the corporate income tax rate from 35% to 21% (including with respect to our taxable REIT subsidiary);

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Reduces the rate of U.S. federal withholding tax on distributions made to non-U.S. stockholders by a REIT that are attributable to gains from the sale or exchange of U.S. real property interests from 35% to 21%;

•	Allows an immediate 100% deduction of the cost of certain capital asset investments (generally excluding real estate assets), subject to a phase-down of the deduction percentage over time;

•
Changes the recovery periods for certain real property and building improvements (for example, to 15 years for qualified improvement property under the modified accelerated cost recovery system, and to 30 years (previously 40 years) for residential real property and 20 years (previously 40 years) for qualified improvement property under the alternative depreciation system);

•
Restricts the deductibility of interest expense by businesses (generally, to 30% of the business’ adjusted taxable income) except, among others, real property businesses electing out of such restriction; we have not yet determined whether we and/or our subsidiaries can and/or will make such an election;

•	Requires the use of the less favorable alternative depreciation system to depreciate real property in the event a real property business elects to avoid the interest deduction restriction above;

•	Restricts the benefits of like-kind exchanges that defer capital gains for tax purposes to exchanges of real property;

•
Permanently repeals the “technical termination” rule for partnerships, meaning sales or exchanges of the interests in a partnership will be less likely to, among other things, terminate the taxable year of, and restart the depreciable lives of assets held by, such partnership for tax purposes;

•
Requires accrual method taxpayers to take certain amounts in income no later than the taxable year in which such income is taken into account as revenue in an applicable financial statement prepared under GAAP, which, with respect to certain leases, could accelerate the inclusion of rental income;

•	Eliminates the federal corporate alternative minimum tax;

•	Reduces the highest marginal income tax rate for individuals to 37% from 39.6% (excluding, in each case, the 3.8% Medicare tax on net investment income);

•
Generally allows a deduction for individuals equal to 20% of certain income from pass-through entities, including ordinary dividends distributed by a REIT (excluding capital gain dividends and qualified dividend income), generally resulting in a maximum effective federal income tax rate applicable to such dividends of 29.6% compared to 37% (excluding, in each case, the 3.8% Medicare tax on net investment income); and

•
Limits certain deductions for individuals, including deductions for state and local income taxes, and eliminates deductions for miscellaneous itemized deductions (including certain investment expenses).

Many of the provisions in the Tax Cuts and Jobs Act, in particular those affecting individual taxpayers, expire at the end of 2025.
As a result of the changes to U.S. federal tax laws implemented by the Tax Cuts and Jobs Act, our taxable income and the amount of distributions to our stockholders required in order to maintain our REIT status, and our relative tax advantage as a REIT, could change.  As a REIT, we are required to distribute at least 90% of our taxable income to our stockholders annually.
The Tax Cuts and Jobs Act is a complex revision to the U.S. federal income tax laws with various impacts on different categories of taxpayers and industries, and will require subsequent rulemaking and interpretation in a number of areas. The long-term impact of the Tax Cuts and Jobs Act on the overall economy, government revenues, our tenants, us, and the real estate industry cannot be reliably predicted at this time. Furthermore, the Tax Cuts and Jobs Act may negatively impact certain of our tenants’ operating results, financial condition, and future business plans. The Tax Cuts and Jobs Act may also result in reduced government revenues, and therefore reduced government spending, which may negatively impact some of our tenants that rely on government funding. There can be no assurance that the Tax Cuts and Jobs Act will not negatively impact our operating results, financial condition, and future business operations.

Our bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland shall be the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders with respect to our company, our directors, our officers or our employees (we note we currently have no employees).  This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder believes is favorable for disputes with us or our directors, officers or employees, which may discourage meritorious claims from being asserted against us and our directors, officers and employees.  Alternatively, if a court were to find this provision of our bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.  We adopted this provision because we believe it makes it less likely that we will be forced to incur the expense of defending duplicative actions in multiple forums and less likely that plaintiffs’ attorneys will be able to employ such litigation to coerce us into otherwise unjustified settlements, and we believe the risk of a court declining to enforce this provision is remote, as the General Assembly of Maryland has specifically amended the Maryland General Corporation Law to authorize the adoption of such provisions.
Information Regarding Cash Distributions and Stock Dividends for the Year Ended December 31, 2017
Distributions declared, distributions paid and cash flow used in operations were as follows for the first, second, third and fourth quarters of 2017 (in thousands, except per share amounts):

	Distributions Declared (1)	Distributions Declared Per Class A Share (1) (2)	Distributions Declared Per Class T Share (1)(2)	Distributions Paid (3)			Cash Flows Provided by/(Used in) Operations	Source of Cash Distributions Paid
Period				Cash	Reinvested	Total		Amount Paid from Cash Flows From Operating Activities/ Percentage of Distributions Paid		Amount Paid from Borrowings/ Percentage of Distributions Paid
First Quarter 2017	$852	$0.047	$0.024	$320	$501	$821	$457	$457	/56%	$364	/44%
Second Quarter 2017	960	0.048	0.024	357	583	940	338	338	/36%	602	/64%
Third Quarter 2017	1,035	0.048	0.025	382	637	1,019	9,571	1,019	/100%	—	/0%
Fourth Quarter 2017	1,073	0.048	0.025	394	654	1,048	(1,537)	1,048	/100%	—	/0%
	$3,920	$0.191	$0.098	$1,453	$2,375	$3,828	$8,829	$2,862		$966
_____________________
(1) Distributions for the period from January 1, 2017 through December 31, 2017 were based on daily record dates and were calculated at a rate of (i) $0.00052548 per share per day less (ii) the applicable daily stockholder servicing fees accrued for and allocable to any class of common stock.
(2) Assumes share was issued and outstanding each day that was a record date for distributions during the period presented.
(3) Distributions are paid on a monthly basis. Distributions for all record dates of a given month are paid on or about the first business day of the following month.
For the year ended December 31, 2017, we paid aggregate distributions of $3.8 million, including $1.4 million distributions paid in cash and $2.4 million of distributions reinvested through our dividend reinvestment plan. Our net loss attributable to common stockholders for the year ended December 31, 2017 was $3.3 million and cash flow provided by operations was $8.8 million. We funded our total distributions paid, which includes net cash distributions and dividends reinvested by stockholders, with $2.8 million of cash flow from operating activities and $1.0 million of debt financing. For purposes of determining the source of our distributions paid, we assume first that we use cash flow from operating activities from the relevant or prior periods to fund distribution payments.
During the year ended December 31, 2017, our board of directors declared 0.020004 shares of common stock per each share of common stock outstanding, assuming each share was issued and outstanding for the entire year, which includes regular stock dividends declared based on monthly record dates. During the year ended December 31, 2017, we issued 493,463 shares of our common stock in connection with stock dividends declared.
To the extent that we pay distributions from sources other than our cash flow from operating activities, we will have less funds available for the acquisition of real estate investments, the overall return to our stockholders may be reduced and subsequent investors will experience dilution.

Information Regarding Cash Distributions and Stock Dividends Subsequent to December 31, 2017
On November 13, 2017, our board of directors declared cash distributions on the outstanding shares of all classes of our common stock based on daily record dates for the period from December 1, 2017 through December 31, 2017 and January 1, 2018 through January 31, 2018, which we paid on January 4, 2018 and February 1, 2018, respectively.
On January 25, 2018, our board of directors declared cash distributions on the outstanding shares of all classes of our common stock based on daily record dates for the period from February 1, 2018 through February 28, 2018 and March 1, 2018 through March 31, 2018, which we paid on March 1, 2018 and April 3, 2018, respectively.
On March 8, 2018, our board of directors declared cash distributions on the outstanding shares of all classes of our common stock based on daily record dates for the period from April 1, 2018 through April 30, 2018 and May 1, 2018 through May 31, 2018, which we expect to pay in May 2018 and June 2018, respectively. Investors may choose to receive cash distributions or purchase additional shares through our dividend reinvestment plan.
Distributions for these periods were or will be calculated based on stockholders of record each day during these periods at a rate of (i) $0.00052548 per share per day less (ii) the applicable daily stockholder servicing fees accrued for and allocable to any class of common stock, divided by the number of shares of common stock of such class outstanding as of the close of business on each respective record date.
Our board of directors has issued or declared the following monthly stock dividends on our shares of common stock subsequent to December 31, 2017:

Declaration Date	Record Date	Issue or Expected Issue Date	Amount Declared per Share Outstanding	Total Shares Issued
November 13, 2017	December 31, 2017	January 5, 2018	0.001667 shares	46,544
November 13, 2017	January 31, 2018	February 2, 2018	0.001667 shares	46,917
January 25, 2018	February 28, 2018	March 2, 2018	0.001667 shares	47,324
January 25, 2018	March 31, 2018	April 4, 2018	0.001667 shares	47,702
March 8, 2018 (1)	April 30, 2018	May 2018 (1)	0.001667 shares	(1)
March 8, 2018 (1)	May 31, 2018	June 2018 (1)	0.001667 shares	(1)
_____________________
(1) As of April 13, 2018, these stock dividends have been declared but not issued.
Real Estate and Real Estate-Related Investments Summary
Real Estate Investments
As of December 31, 2017, we owned two hotel properties, four office buildings and one apartment building. In addition, we had entered into a joint venture to develop one retail property, which is currently under construction. We acquired each of these properties from third parties unaffiliated with us or our advisor.
Hotel Properties
The following table provides summary information regarding our hotel properties as of December 31, 2017:

Property	Location	Number of Rooms	Date Acquired	Purchase Price (1) (in thousands)	Average Revenue per Available Room	Average Daily Rate	Percentage Occupied for the Year Ended December 31, 2017	Ownership %
Springmaid Beach Resort (2)	Myrtle Beach, SC	452	12/30/2014	$41,638	$83.45	$128.37	65.0%	90%
Q&C Hotel	New Orleans, LA	196	12/17/2015	52,469	112.60	161.08	69.9%	90%
				$94,107
_____________________
(1) Purchase price includes acquisition fees and closing costs.
(2) In October 2016, Springmaid Beach Resort sustained significant damage from Hurricane Matthew, the result of which placed 238 rooms out of service. Certain of these rooms were offline during the year ended December 31, 2017. As of December 31, 2017, no rooms remain out of service as a result of the hurricane damage. Rooms not in service were excluded from the percentage occupied and average revenue per available room.

TRS Leases
Our hotels are leased by the respective joint venture owners of each hotel (the “Hotel Owner Joint Venture”) to a second joint venture (the “Hotel Operations Joint Venture”) we have formed between each hotel’s respective joint venture partner and an indirect wholly owned subsidiary we have formed with respect to each hotel that we have elected to treat as a TRS.
Each lease agreement provides for a five-year term with the right for the respective Hotel Operations Joint Venture to extend the term of the lease for up to three additional terms of three years each; provided, however, that the Hotel Owner Joint Venture has the right to terminate the lease upon the sale of the hotel or any members of the Hotel Owner Joint Venture buying out any other member, as well as upon the occurrence of an event of default under the respective lease agreement.
Pursuant to the lease agreements, the Hotel Operations Joint Venture will pay to the Hotel Owner Joint Venture, on a monthly basis, an annual basic rent. The annual basic rent will be adjusted as set forth in the lease agreements beginning in 2016 as well as prorated for any partial years. For the Springmaid Beach Resort, the annual basic rent was $3.6 million for 2017 and is $3.3 million for 2018. For the Q&C Hotel, the annual basic rent was $3.3 million for 2017 and is $3.4 million for 2018.
In addition to annual basic rent, each respective Hotel Operations Joint Venture will pay a monthly percentage rent to the respective Hotel Owner Joint Venture equal to (i) an agreed percentage of year-to-date gross revenue that exceeds certain annual threshold amounts, less (ii) all prior percentage rent payments. Each respective Hotel Operations Joint Venture is also required to establish and fund a repairs and replacement reserve for the periodic refurbishment, replacements and non-routine repairs of all tangible personal property owned by the respective Hotel Owner Joint Venture. For each lease, the reserve is a percentage of gross receipts as set forth in the lease agreement. For Springmaid Beach Resort, this percentage ranges from 1% to 4%. For Q&C Hotel, this percentage ranges from 2% to 5%. In addition, the lease agreements require each Hotel Operations Joint Venture to pay all income taxes, rent, and all costs and expenses and utility and other charges incurred in the operations of the respective hotel.
Management Agreements
For us to qualify as a REIT, we cannot directly or indirectly operate any of our hotels. Third parties must operate our hotels. As described above, our hotels are leased to TRS lessees, which in turn have engaged property managers to manage our hotels pursuant to a hotel management agreement.
Springmaid Beach Resort
The Springmaid Hotel Operations Joint Venture has entered a management agreement with Doubletree Management LLC, an independent third-party hotel operator (“Doubletree”) pursuant to which Doubletree will manage and operate the Springmaid Beach Resort. The hotel was branded a DoubleTree by Hilton in September 2016 (the "Brand Commencement Date").
The management agreement requires us to maintain a minimum working capital reserve for the Springmaid Beach Resort. In addition, the Springmaid Hotel Owner Joint Venture is responsible for providing funds to meet the cash needs for the hotel operations if at any time the funds available from hotel operations are insufficient to meet the financial requirements of the hotel. The management agreement expires on December 31 of the 20th full year following the Brand Commencement Date. Upon mutual agreement, the parties may extend the term of the agreement for two successive periods of five years each. If an event of default occurs and continues beyond any applicable notice and cure periods set forth in the management agreement, the non-defaulting party generally has, among other remedies, the option of terminating the management agreement upon written notice to the defaulting party with no termination fee payable to Doubletree. In addition, we have the right to terminate the management agreement without the payment of a termination fee if Doubletree fails to achieve certain criteria relating to the performance of the hotel for any two consecutive years following the Brand Commencement Date. Under certain circumstances following a casualty or condemnation event, either party may terminate the management agreement provided Doubletree receives a termination fee an amount equal to two years of the base fee.  We are permitted to terminate the management agreement upon a sale, lease or other transfer of the Springmaid Beach Resort any time so long as the buyer is approved for, and enters into a DoubleTree by Hilton franchise agreement for the balance of the agreement’s term. Finally, we are restricted in our ability to assign the management agreement upon a sale, lease or other transfer the Springmaid Beach Resort unless the transferee is approved by Doubletree to assume the management agreement.

Pursuant to the management agreement Doubletree receives the following fees:

•
a base fee, which is a percentage of total operating revenue that starts at 2.5% and increases to 2.75% in the second year following the Brand Commencement Date and further increases in the third year following the Brand Commencement Date and thereafter to 3.0%;

•	a campground area management fee, which is 2% of any campground revenue;

•
an incentive fee, which is 15% of operating cash flow (after deduction for capital renewals reserve and the Springmaid Hotel Owner Joint Venture’s priority, which is 12% of the Springmaid Hotel Owner Joint Venture’s total investment);

•	an additional services fee in the amount reasonably determined by Doubletree from time to time; and

•	a brand services fee in the amount of 4% of total rooms revenue, and an other brand services fee in an amount determined by Doubletree from time to time.
Q&C Hotel
A wholly owned subsidiary of the Q&C Hotel Operations Joint Venture (“Q&C Hotel Operations”) has entered a management agreement with Encore Hospitality, LLC (“Encore Hospitality”), an affiliate of the Q&C JV Partner, pursuant to which Encore Hospitality will manage and operate the Q&C Hotel. The management agreement expires on December 17, 2035. Subject to certain conditions, Encore Hospitality may extend the term of the agreement for a period of five years. Q&C Hotel Operations may terminate the management agreement upon (1) the occurrence of an event of default that continues beyond any applicable notice and cure periods, (2) a sale of the Q&C Hotel, (3) a change of control of Encore Hospitality without Q&C Hotel Operations’ approval, (4) a failure of Encore Hospitality to meet certain performance thresholds, (5) a sale of the Q&C Joint Venture Partner’s interest in the joint venture to us, and (6) if Q&C Hotel Operations is required to do so pursuant to the terms of the loan documents or the franchise agreement. Pursuant to the management agreement Encore Hospitality will receive a base fee, which is 4.0% of gross revenue (as defined in the management agreement).
Q&C Hotel Operations has also entered a franchise agreement with Marriott International (“Marriott”) pursuant to which Marriott has granted Q&C Hotel Operations a limited, non-exclusive license to establish and operate the Q&C Hotel using certain of Marriott’s proprietary marks and systems and the hotel was branded as a Marriott Autograph Collection hotel on May 25, 2016. The franchise agreement will expire on May 25, 2041 with no renewal options. Marriott may terminate the franchise agreement immediately upon certain defaults and after an opportunity to cure with respect to certain other defaults. Pursuant to the franchise agreement, Q&C Hotel Operations pays Marriott a monthly franchise fee equal to a percent of gross room sales on a sliding scale that was initially 2% and increases to 5% after the third anniversary of the opening date and a monthly marketing fund contribution fee equal to 1.5% of the Q&C Hotel’s gross room sales. In addition, the franchise agreement requires the maintenance of a reserve account to fund all renovations at the hotel based on a percentage of gross revenues which starts at 2% of gross revenues and increases to 5% of gross revenues after May 25, 2019. Q&C Hotel Operations will also be responsible for the payment of certain other fees, charges and costs as set forth in the agreement.
In addition, in connection with the execution of the franchise agreement, KBS SOR US Properties II LLC (“SOR US Properties II”), our indirect wholly owned subsidiary, is providing an unconditional guarantee that all Q&C Hotel Operations’ obligations under the franchise agreement will be punctually paid and performed. Finally, certain transfers of the Q&C Hotel or an ownership interest therein are subject to a notice and consent requirement, and the franchise agreement further provides Marriott with a right of first refusal with respect to a sale of the hotel to a competitor of Marriott.

Office Properties
The following table provides summary information regarding our office properties as of December 31, 2017:

Property Location of Property	Date Acquired	Rentable Square Feet	Purchase Price (1) (in thousands)	Annualized Base Rent (2) (in thousands)	Average Annualized Base Rent per Sq. Ft.(3)	Average Remaining Lease Term in Years	Occupancy	Ownership %
2200 Paseo Verde Henderson, NV	12/23/2015	59,818	$13,661	$1,487	$30.63	4.2	81.1%	100.0%
Lincoln Court Campbell, CA	05/20/2016	123,529	52,803	5,400	46.98	2.5	93.0%	100.0%
Oakland City Center Oakland, CA	08/18/2017	368,033	158,773	13,876	40.50	3.6	93.1%	100.0%
Grace Court Phoenix, AZ	10/03/2017	310,886	34,373	2,806	21.41	6.3	42.2%	90.0%
		862,266	$259,610	$23,569	$36.99	4.0	74.0%
_____________________
(1) Purchase price includes acquisition fees and closing costs.
(2) Annualized base rent represents annualized contractual base rental income as of December 31, 2017, adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease’s inception through the balance of the lease term.
(3) Average annualized base rent per square foot is calculated as the annualized base rent divided by the leased square feet.
Significant Tenants
As of December 31, 2017, there were no tenants occupying 10% or more of our total rentable square footage. As of December 31, 2017, our real estate portfolio’s highest tenant industry concentrations (greater than 10% of annualized base rent) were as follows:

Industry	Number of Tenants	Annualized Base Rent (1) (in thousands)	Percentage of Annualized Base Rent
Legal Services	11	$3,482	14.8%
Public Administration (Government)	6	3,168	13.4%
Professional, Scientific and Legal	13	3,019	12.8%
Other Services	11	2,751	11.7%
		$12,420	52.7%
_____________________
(1) Annualized base rent represents annualized contractual base rental income as of December 31, 2017, adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease’s inception through the balance of the lease term.

Portfolio Lease Expiration
The following table reflects lease expirations of our office properties as of December 31, 2017:

Year of Expiration	Number of Leases Expiring	Annualized Base Rent (in thousands) (1)	% of Portfolio Annualized Base Rent Expiring	Leased Rentable Square Feet Expiring	% of Portfolio Rentable Square Feet Expiring
Month-to-Month	3	$259	1.1%	7,325	1.1%
2018	22	3,330	14.1%	88,184	13.8%
2019	16	2,922	12.4%	70,492	11.1%
2020	13	3,926	16.7%	111,074	17.4%
2021	9	2,639	11.2%	63,458	10.0%
2022	12	3,581	15.2%	106,782	16.8%
2023	6	1,647	7.0%	34,387	5.4%
2024	4	927	3.9%	23,528	3.7%
2025	5	3,375	14.3%	95,311	15.0%
2026	2	352	1.5%	20,393	3.2%
2027	2	373	1.6%	11,077	1.7%
Thereafter	2	238	1.0%	5,170	0.8%
Total	96	$23,569	100%	637,181	100%
_____________________
(1) Annualized base rent represents annualized contractual base rental income as of December 31, 2017, adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease’s inception through the balance of the lease term.
Apartment Property
The following table provides summary information regarding our apartment property as of December 31, 2017:

Property Location of Property	Date Acquired	Number of Units	Purchase Price (in thousands) (1)	Monthly Rent (2)	Occupancy (3)	Average Monthly Rent per Leased Unit (4)	Ownership %
Lofts at NoHo Commons North Hollywood, CA	11/16/2016	292	$105,741	$506,000	85.3%	$2,031	90.0%
_____________________
(1) Purchase price includes acquisition fees and closing costs.
(2) Monthly rent is based on the aggregate contractual rent from tenant leases in effect as of December 31, 2017, adjusted to reflect any contractual tenant concessions.
(3) Occupancy percentage is calculated as the number of occupied units divided by the total number of units of the property as of December 31, 2017.
(4) Average monthly rent per leased unit is calculated as the aggregate contractual rent from leases in effect as of December 31, 2017, adjusted to reflect any contractual tenant concessions, divided by the number of leased units.
Other than Springmaid Beach Resort, we do not intend to make significant renovations or improvements to any individual real estate property listed above in the near term. On September 7, 2015, we commenced renovation of the hotel property which resulted in the elimination of 39 rooms. In September 2016, we had substantially completed the renovation to Springmaid Beach Resort for approximately $19.0 million.
In October 2016, Springmaid Beach Resort sustained significant damage from Hurricane Matthew, which resulted in a number of rooms being offline during the year ended December 31, 2017. As of December 31, 2017, no rooms remain out of service. The pier was destroyed and certain restaurants and stores have been closed. Based on management’s estimates, we recognized an estimated aggregate loss for the damaged assets' net book value of $3.7 million during the year ended December 31, 2016, which was reduced by $3.7 million of estimated insurance recovery since we determined that it was probable of receipt. During the year ended December 31, 2016, we received $2.0 million of insurance proceeds for property damages. In September 2017, we reached a final settlement with the insurance company and during the year ended December 31, 2017, we received an aggregate of $8.2 million for the property damages sustained as a result of Hurricane Matthew. Also during the year ended December 31, 2017, we received $5.8 million of business interruption insurance recovery.

Construction in Progress
On December 1, 2016, we, through a joint venture (the “210 West 31st Street Joint Venture”), acquired a leasehold interest to develop one retail property in 210 West 31st Street, New York, New York (“210 West 31st Street”). The leasehold interest for 210 West 31st Street expires January 31, 2114. We own an 80% equity interest in the 210 West 31st Street Joint Venture.
210 West 31st Street is located in New York, New York and consists of an 8,637 square foot development site located directly across the street from Madison Square Garden and Penn Station. 210 West 31st Street is currently a 23,110 square foot, 2-story building with basement. We intend to make significant renovations or improvements to 210 West 31st Street, including demolishing the existing structure and redeveloping the property into a 2-story retail building with a lower level and a rooftop deck and as of December 31, 2017, we estimates these renovations and improvements to cost approximately $13.3 million. As of December 31, 2017, the book value of our construction in progress was $63.7 million.
Real Estate-Related Investment
As of December 31, 2017, we, through an indirect wholly owned subsidiary, had originated a real estate loan receivable as follows (in thousands):

Loan Name Location of Related Property or Collateral	Date Acquired / Originated	Property Type	Loan Type	Payment Type	Outstanding Principal Balance as of December 31, 2017 (1)	Purchase/Origination Price (2)	Book Value as of December 31, 2017 (3)	Contractual Interest Rate (4)	Annualized Effective Interest Rate (4)	Loan-to-Value (5)	Maturity Date
655 Summer Street First Mortgage Loan
Boston, Massachusetts	09/04/2014	Office	Mortgage	Interest Only	$3,500	$3,500	$3,500	9.25%	11.68%	53%	1/1/2018 (6)
____________________
(1) Outstanding principal balance as of December 31, 2017 represents original principal balance outstanding under the loan, increased for any subsequent fundings and reduced for any principal paydowns, and does not include closing costs and direct acquisition and origination fees.
(2) Purchase/origination price represents the amount funded by us to acquire or originate the loan, increased for any subsequent fundings, decreased for any principal repayments, and does not include closing costs and direct acquisition and origination fees.
(3) Book value represents outstanding principal balance, adjusted for unamortized origination fees and direct acquisition and origination expenses.
(4) Contractual interest rate is the stated interest rate on the face of the loan. Annualized effective interest rate is calculated as the actual interest income recognized in 2017, using the interest method, divided by the average amortized cost basis of the investment. The annualized effective interest rate and contractual interest rate presented are as of December 31, 2017.
(5) The loan-to-value ratio is based upon the amount funded at origination (excluding closing costs and certain other fees) and the “as-is” appraised value of the property the loan.  Appraisals are based on numerous estimates, judgments and assumptions that significantly affect the appraised value of the underlying property.  Differing assumptions may materially change the appraised value of the property.  In addition, the value of the property will change over time due to various factors.
(6) On January 12, 2018, the real estate loan receivable was repaid in full.

Investment in Unconsolidated Entity
On June 28, 2016 we originated a participating loan facility in an amount up to €2.6 million ($2.9 million at closing). We funded approximately €2.1 million ($2.3 million at closing). The proceeds were used by the borrower to fund a 5% general partner interest in a joint venture acquiring a portfolio of light industrial properties located throughout France. The total acquisition cost of the portfolio was approximately €95.5 million ($105.6 million at closing). Under the terms of the participating loan facility, we participate in the expected residual profits of the portfolio and the terms are structured in a manner such that the risks and rewards of the arrangement are similar to those associated with an investment in a real estate joint venture. Accordingly, the participating loan facility is accounted for under the equity method of accounting. In addition to the amount funded at closing, we also capitalized an additional $0.2 million of acquisition costs and fees.
As of December 31, 2017, the book value of this investment was $2.7 million. During the year ended December 31, 2017, we recognized $0.1 million of income with respect to this investment.
Outstanding Debt Obligations as of December 31, 2017
As of December 31, 2017, we had $332.0 million of variable debt outstanding. Our mortgage debt consisted of eight variable rate notes payable that mature between 2018 and 2022. Also, as of December 31, 2017, we had entered into four interest rate caps for a total notional amount of $135.6 million that mature between 2018 and 2019. The interest rate caps have a one-month LIBOR strike rate of 3.0%. As of December 31, 2017, our borrowings and other liabilities were approximately 61% of the cost (before depreciation and other noncash reserves) and book value (before depreciation) of our tangible assets.
The following table details our outstanding debt as of December 31, 2017 (in thousands):

	Outstanding Principal Balance	Contractual Interest Rate (1)	Effective Interest Rate (1)	Payment Type	Maturity Date	% of Total Indebtedness

Springmaid Beach Resort Mortgage Loan	$38,000	One-month LIBOR + 3.00%	4.36%	Interest Only	12/30/2017 (2)	11%
Q&C Hotel Mortgage Loan	28,330	One-month LIBOR + 3.25%	4.61%	Interest Only (3)	12/17/2018	9%
2200 Paseo Verde Mortgage Loan	7,947	One-month LIBOR + 2.25%	3.61%	Interest Only (4)	07/01/2020	2%
Lincoln Court Mortgage Loan	33,500	One-month LIBOR + 1.75%	3.32%	Interest Only	06/01/2020	10%
Lofts at NoHo Commons Mortgage Loan	72,100	One-month LIBOR + 2.66%	4.03%	Interest Only	12/01/2019	22%
210 West 31st Street Mortgage Loan (5)	35,763	One-month LIBOR + 5.50%	6.86%	Interest Only	12/01/2019	11%
Oakland City Center Mortgage Loan (6)	94,500	One-month LIBOR + 1.75%	3.11%	Interest Only (7)	09/01/2022	28%
Grace Court Mortgage Loan (8)	21,895	One-month LIBOR + 4.05% (6)	5.53%	Interest Only	10/09/2020	7%
	$332,035
____________________
(1) Contractual interest rate represents the interest rate in effect under the loan as of December 31, 2017. Effective interest rate is calculated as the actual interest rate in effect as of December 31, 2017 (consisting of the contractual interest rate and the effect of interest rate swaps, if applicable), using interest rate indices as of December 31, 2017, where applicable.
(2) Subsequent to December 31, 2017, the maturity date of the Springmaid Beach Resort Mortgage Loan was extended to December 30, 2018.
(3) Beginning on February 1, 2018, monthly payments also include principal amortization payments of $55,000 per month, unless certain conditions described in the loan documents are satisfied.
(4) Beginning August 1, 2019, monthly payments include principal amortization payments of $10,000 per month.
(5) As of April 6, 2018, $36.7 million had been disbursed to us and up to $10.4 million is available for future disbursements to be used for capital improvement costs, tenant improvement costs, leasing commissions and operating/interest shortfall, subject to certain terms and conditions contained in the loan documents.
(6) As of April 6, 2018, $94.5 million had been disbursed to us and up to $8.9 million is available for future disbursements to be used for tenant improvement costs and leasing commissions, subject to certain terms and conditions contained in the loan documents.
(7) Beginning October 1, 2020, monthly payments will include principal and interest with principal payments of $110,000 or, in the event the Oakland City Center Owner repays any principal of the loan amount, with principal payments calculated using an amortization schedule of 30 years and an annual interest rate of 6.0%, subject to certain terms and conditions contained in the loan documents.
(8) As of April 6, 2018, $21.9 million had been disbursed to us and up to $12.2 million is available for future disbursements to be used for capital improvement costs, tenant improvement costs and leasing commissions, subject to certain terms and conditions contained in the loan documents.

With respect to the Springmaid Beach Resort Mortgage Loan, SOR US Properties II is providing a: (a) guaranty of the sum of $5.5 million plus certain other sums described in the loan documents, which guaranteed amount shall decrease pursuant to the terms of the equity contribution guaranty executed by SOR US Properties II in favor of the lender; (b) guaranty of Springmaid Hotel Owner Joint Venture’s obligations to complete the renovations to the Springmaid Beach Resort, as described in the completion guaranty executed by SOR US Properties II in favor of the lender; (c) limited guaranty of the Springmaid Beach Resort Mortgage Loan with respect to certain potential fees, costs, expenses, losses or damages incurred or suffered by the lender as a result of certain intentional actions committed by us, Springmaid Hotel Owner Joint Venture, SOR US Properties II, and/or any affiliates of us, as applicable, in violation of the loan documents as well as Springmaid Hotel Owner Joint Venture’s obligation to refund certain key money amounts to the independent third-party hotel operator under the management agreement; and (d) guaranty of the principal balance and any interest or other sums outstanding under the Springmaid Beach Resort Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving Springmaid Hotel Owner Joint Venture or Springmaid Hotel Operations Joint Venture.
With respect to the Q&C Hotel Mortgage Loan, SOR US Properties II is providing a: (a) guaranty of the lesser of the currently outstanding loan amount or 25% of the outstanding principal balance, which principal balance may decrease pursuant to the terms of the partial repayment and limited guaranty executed by SOR US Properties II in favor of the lender; (b) guaranty of the borrower’s obligations to complete the renovations to the Q&C Hotel required by the franchise agreement, as described in the completion guaranty executed by SOR US Properties II in favor of the Q&C Hotel lender; (c) limited guaranty entered with Marriott International with respect to certain potential fees, costs, expenses, losses or damages incurred or suffered by the Q&C Hotel lender in relation to the Q&C Hotel Mortgage Loan as a result of certain intentional actions committed by us, the direct owner of the Q&C Hotel, SOR US Properties II, and/or any of their affiliates in violation of the loan documents; (d) a limited guaranty of the joint venture through which we lease the Q&C Hotel obligation to refund certain key money amounts to the third party hotel operator under the management agreement; and (e) guaranty of the principal balance and any interest or other sums outstanding under the Q&C Hotel Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving the borrowers.
With respect to the 2200 Paseo Verde Mortgage Loan, SOR US Properties II is providing a guaranty of all principal and interest outstanding upon the commission of certain intentional actions by the buyer, SOR US Properties II or any of their affiliates in violation of the loan documents (the “Triggering Events”). SOR US Properties II is also providing a limited guaranty with respect to certain potential losses or damages suffered by the lender as a result of the occurrence of a Triggering Event.
With respect to the Lincoln Court Mortgage Loan, SOR US Properties II is providing a guaranty of an amount not greater than 25% of the outstanding balance of the Lincoln Court Mortgage Loan with respect to certain potential fees, costs, expenses, losses or damages incurred or suffered by the lender as a result of certain intentional actions committed by the borrower in violation of the loan documents. SOR US Properties II is also providing a guaranty of the principal balance and any interest or other sums outstanding under the Lincoln Court Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving the borrower, certain direct or indirect transfers or financings of Lincoln Court in violation of the loan documents and the violation of certain other terms of the loan documents by the borrower.
With respect to the Oakland City Center Mortgage Loan, SOR US Properties II provided a guaranty of (i) the principal balance and any interest or other sums outstanding under the Oakland City Center Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving the borrower, SOR US Properties II or any affiliate thereof, and (ii) the payment of certain liabilities, losses or damages incurred by the lender as a result of certain intentional acts committed by the borrower, the fraud or intentional misrepresentation by the borrower or KBS SOR US Properties II in connection with the loan or the loan documents, the transfer of the borrower’s interest in the property in violation of the loan documents, and in the event of certain bankruptcy or insolvency proceedings involving the borrower, KBS SOR US Properties II or any affiliate thereof.
With respect to the Grace Court Mortgage Loan, SOR US Properties II is providing a guaranty of the payment of (i) any losses, damages, costs, claims, fines, suits or other expenses of any kind incurred by the lender (including reasonable attorneys' fees and expenses and court costs) as a result of certain actions or omissions committed by us, the borrower, SOR US Properties II and/or their affiliates in violation of the loan documents and (ii) the principal balance and any interest or sums outstanding under the Grace Court Mortgage Loan in the event of: the breach of certain covenants in the loan documents by the borrower; certain prohibited transfers of Grace Court; and certain bankruptcy, insolvency or related proceedings involving the borrower, the joint venture for Grace Court, SOR US Properties II and /or their affiliates.

Selected Financial Data
The following selected financial data as of December 31, 2017, 2016, 2015, 2014 and 2013, for the years ended December 31, 2017, 2016, 2015 and 2014 and for the period from July 3, 2013 to December 31, 2013 should be read in conjunction with our consolidated financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the year ended December 31, 2017, incorporated by reference into the prospectus (in thousands, except share and per share amounts):

	As of December 31,
	2017	2016	2015	2014	2013
Balance sheet data
Total real estate and real estate-related investments, net	$533,940	$320,765	$113,345	$43,374	$—
Total assets	582,515	383,214	139,729	57,873	724
Total notes payable, net	328,351	208,581	60,836	25,341	—
Total liabilities	360,606	221,125	67,895	27,215	642
Redeemable common stock	2,611	2,121	1,092	—	—
Total equity	219,298	159,968	70,742	30,658	82

	For the Years Ended December 31,				For the Period from July 3, 2013 to December 31, 2013
Operating data	2017	2016	2015	2014
Total revenues	$51,968	$31,320	$17,025	$184	$—
Class A Common Stock:
Net loss attributable to common stockholders	(1,482)	(5,482)	(1,915)	(2,208)	(58)
Net loss per common share - basic and diluted	(0.09)	(0.42)	(0.26)	(0.71)	(0.04)
Class T Common Stock:
Net loss attributable to common stockholders	(1,790)	(1,008)	(141)	(248)	(13)
Net loss per common share - basic and diluted	(0.19)	(0.45)	(0.40)	(0.71)	(0.04)
Other data
Cash flows provided by (used in) operating activities	$8,829	$704	$434	$(1,394)	$—
Cash flows used in investing activities	(203,399)	(221,728)	(69,467)	(43,358)	—
Cash flows provided by financing activities	182,497	242,784	80,598	57,840	513
Distributions declared	3,920	2,961	1,027	—	—
Distributions declared per common share - Class A	$0.191	$0.202	$0.120	$—	$—
Distributions declared per common share - Class T	$0.098	$0.123	$—	$—	$—
Stock dividends declared per common share	0.020	0.035	0.100	—	—
Weighted-average number of common shares outstanding, basic and diluted - Class A	15,859,243	12,921,156	7,316,961	3,115,048	1,635,783
Weighted-average number of common shares outstanding, basic and diluted - Class T	9,638,409	2,218,520	350,414	350,414	350,414
Funds from Operations, Modified Funds from Operations and Adjusted Modified Funds from Operations
We believe that funds from operations (“FFO”) is a beneficial indicator of the performance of an equity REIT. We compute FFO in accordance with the current National Association of Real Estate Investment Trusts (“NAREIT”) definition. FFO represents net income, excluding gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), impairment losses on real estate assets, depreciation and amortization of real estate assets, and adjustments for unconsolidated partnerships and joint ventures. We believe FFO facilitates comparisons of operating performance between periods and among other REITs. However, our computation of FFO may not be comparable to other REITs that do not define FFO in accordance with the NAREIT definition or that interpret the current NAREIT definition differently than we do. Our management believes that historical cost accounting for real estate assets in accordance with U.S. generally accepted accounting principles (“GAAP”) implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and provides a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities.

Changes in accounting rules have resulted in a substantial increase in the number of non-operating and non-cash items included in the calculation of FFO. As a result, our management also uses modified funds from operations (“MFFO”) as an indicator of our ongoing performance as well as our dividend sustainability. MFFO excludes from FFO: acquisition fees and expenses (to the extent that such fees and expenses have been recorded as operating expenses); adjustments related to contingent purchase price obligations; amounts relating to straight-line rents and amortization of above- and below-market intangible lease assets and liabilities; accretion of discounts and amortization of premiums on debt investments; amortization of closing costs relating to debt investments; impairments of real estate-related investments; mark-to-market adjustments included in net income; and gains or losses included in net income for the extinguishment or sale of debt or hedges. We compute MFFO in accordance with the definition of MFFO included in the practice guideline issued by the Investment Program Association (“IPA”) in November 2010 as interpreted by management. Our computation of MFFO may not be comparable to other REITs that do not compute MFFO in accordance with the current IPA definition or that interpret the current IPA definition differently than we do.
In addition, our management uses an adjusted MFFO (“Adjusted MFFO”) as an indicator of our ongoing performance as well as our dividend sustainability. Adjusted MFFO provides adjustments to reduce MFFO related to operating expenses that are capitalized with respect to certain of our investments in undeveloped land.
We believe that MFFO and Adjusted MFFO are helpful as measures of ongoing operating performance because they exclude costs that management considers more reflective of investing activities and other non-operating items included in FFO.  Management believes that excluding acquisition costs (to the extent such costs have been recorded as operating expenses) from MFFO and Adjusted MFFO provides investors with supplemental performance information that is consistent with management’s analysis of the operating performance of the portfolio over time, including periods after our acquisition stage.  MFFO and Adjusted MFFO also exclude non-cash items such as straight-line rental revenue.  Additionally, we believe that MFFO and Adjusted MFFO provide investors with supplemental performance information that is consistent with the performance indicators and analysis used by management, in addition to net income and cash flows from operating activities as defined by GAAP, to evaluate the sustainability of our operating performance.  MFFO provides comparability in evaluating the operating performance of our portfolio with other non-traded REITs which typically have limited lives with short and defined acquisition periods and targeted exit strategies.  MFFO, or an equivalent measure, is routinely reported by non-traded REITs, and we believe often used by analysts and investors for comparison purposes.
FFO, MFFO and Adjusted MFFO are non-GAAP financial measures and do not represent net income as defined by GAAP. Net income as defined by GAAP is the most relevant measure in determining our operating performance because FFO, MFFO and Adjusted MFFO include adjustments that investors may deem subjective, such as adding back expenses such as depreciation and amortization and the other items described above. Accordingly, FFO, MFFO and Adjusted MFFO should not be considered as alternatives to net income as an indicator of our current and historical operating performance. In addition, FFO, MFFO and Adjusted MFFO do not represent cash flows from operating activities determined in accordance with GAAP and should not be considered an indication of our liquidity. We believe FFO, MFFO and Adjusted MFFO, in addition to net income and cash flows from operating activities as defined by GAAP, are meaningful supplemental performance measures.
Although MFFO includes other adjustments, the exclusion of straight-line rent, amortization of above- and below-market leases and acquisition fees and expenses (as applicable), are the most significant adjustments for the periods presented.  We have excluded these items based on the following economic considerations:

•
Adjustments for straight-line rent.  These are adjustments to rental revenue as required by GAAP to recognize contractual lease payments on a straight-line basis over the life of the respective lease.  We have excluded these adjustments in our calculation of MFFO to more appropriately reflect the current economic impact of our in-place leases, while also providing investors with a useful supplemental metric that addresses core operating performance by removing rent we expect to receive in a future period or rent that was received in a prior period;

•
Amortization of above- and below-market leases.  Similar to depreciation and amortization of real estate assets and lease related costs that are excluded from FFO, GAAP implicitly assumes that the value of intangible lease assets and liabilities diminishes predictably over time and requires that these charges be recognized currently in revenue.  Since market lease rates in the aggregate have historically risen or fallen with local market conditions, management believes that by excluding these charges, MFFO provides useful supplemental information on the realized economics of the real estate; and

•
Acquisition fees and expenses. Prior to our early adoption of ASU No. 2017-01 on January 1, 2017, acquisition fees and expenses related to the acquisition of real estate were generally expensed. Although these amounts reduce net income, we exclude them from MFFO to more appropriately present the ongoing operating performance of our real estate investments on a comparative basis. Additionally, acquisition costs have been funded from the proceeds from our private and public offerings as well as from debt financings, and not from our operations. We believe this exclusion is useful to investors as it allows investors to more accurately evaluate the sustainability of our operating performance. Acquisition fees on investment in unconsolidated entities are capitalized into the cost basis of the investment. Acquisition fees on significant capital expenditures related to the development, construction or improvement of the investment budgeted as of the date of acquisition are capitalized.

Adjusted MFFO includes adjustments to reduce MFFO related to real estate taxes, property insurance and financing costs which are capitalized with respect to certain renovation projects.  We have included adjustments for the costs incurred necessary to bring these investments to their intended use, as these costs are recurring operating costs that are capitalized in accordance with GAAP and not reflected in our net income (loss), FFO and MFFO.
Our calculation of FFO, which we believe is consistent with the calculation of FFO as defined by NAREIT, is presented in the following table, along with our calculations of MFFO and Adjusted MFFO, for the years ended December 31, 2017, 2016 and 2015 (in thousands). No conclusions or comparisons should be made from the presentation of these periods.

	For the Years Ended December 31,
	2017	2016	2015
Net loss attributable to common stockholders	$(3,272)	$(6,490)	$(2,056)
Depreciation of real estate assets	9,039	5,151	998
Amortization of lease-related costs	5,390	2,697	173
Adjustments for noncontrolling interests (1)	(758)	(485)	(114)
FFO attributable to common stockholders (2)	10,399	873	(999)
Straight-line rent and amortization of above- and below-market leases	(2,802)	(773)	1
Amortization of discounts and closing costs	(58)	(70)	(62)
Unrealized losses on derivative instruments	175	97	71
Real estate acquisition fees to affiliate	—	3,759	995
Real estate acquisition fees and expenses	—	946	1,253
Adjustments for noncontrolling interests (1)	(21)	(82)	(107)
MFFO attributable to common stockholders (2)	7,693	4,750	1,152
Other capitalized operating expenses (3)	(641)	(180)	—
Casualty-related income, net (4)	(1,614)	(1,394)	—
Adjustments for noncontrolling interests - consolidated entity (1)	161	154	—
Adjusted MFFO attributable to common stockholders (2)	$5,599	$3,330	$1,152
_____________________
(1) Reflects adjustments to eliminate the noncontrolling interest holders’ share of the adjustments to convert our net income (loss) attributable to common stockholders to FFO, MFFO and Adjusted MFFO.
(2) FFO, MFFO and Adjusted MFFO includes $5.8 million of business interruption insurance recovery for the year ended December 31, 2017.
(3) Reflects real estate taxes, property insurance and financing costs that are capitalized with respect to certain renovation projects but excluding development projects. During the time in which we are incurring costs necessary to bring these investments to their intended use, certain normal recurring operating costs are capitalized in accordance with GAAP and not reflected in our net income (loss), FFO and MFFO.
(4) Reflects property damages and insurance recoveries related to the impact of Hurricane Matthew at the Springmaid Beach Resort. We exclude them from Adjusted MFFO to more appropriately present the ongoing operating performance of our real estate investments on a comparative basis. We believe this exclusion is useful to investors as it allows investors to more accurately evaluate the sustainability of our operating performance.
FFO, MFFO and Adjusted MFFO may also be used to fund all or a portion of certain capitalizable items that are excluded from FFO, MFFO and Adjusted MFFO, such as tenant improvements, building improvements and deferred leasing costs. We expect FFO, MFFO and Adjusted MFFO to improve in future periods to the extent that we continue to lease up vacant space and acquire additional assets. We expect FFO, MFFO and Adjusted MFFO to increase as a result of acquisitions.
Board of Directors
On August 9, 2017, William M. Petak notified our board of directors of his decision to resign as a member of our board of directors effective immediately. His decision to resign as a member of our board was not the result of any disagreement with the company on any matter relating to our operations, policies or practices.

On August 10, 2017, our board of directors appointed John P. Joliet, 47, to serve as a member of the board of directors, the audit committee thereof and the conflicts committee.
Mr. Joliet has been a Partner at American Discovery Capital since he founded the company in 2016. American Discovery Capital is an independent merchant banking firm focused on principal investments in leading family-owned and middle-market companies in selected high-growth sectors. Prior to founding American Discovery Capital Mr. Joliet was a Partner and Managing Director at Moelis & Company where he was responsible for leading the firm’s global investment banking activities in the Enterprise Software sector. Prior to joining Moelis & Co., Mr. Joliet spent ten years at UBS Investment Bank where he was a Managing Director and Global Head of Software Investment Banking, as well as the Head of the Los Angeles office. Mr. Joliet began his investment banking career with Donaldson, Lufkin & Jenrette (“DLJ”), and remained with DLJ until its sale to Credit Suisse in 2000. Before he began his investment banking career, Mr. Joliet spent four years as a consultant with Coopers & Lybrand in Boston, London UK, and Chicago, and was licensed as a Certified Public Accountant.
Mr. Joliet studied at the University of Pennsylvania’s Wharton School and the Ross School of Business at the University of Michigan,where he earned a Bachelor of Business Administration. He earned a Master of Business Administration, with honors, from the University of Chicago’s Booth School of Business.
Our board of directors has concluded that Mr. Joliet is qualified to serve as one of our independent directors for reasons including his nearly 25 years as an investment banker and corporate finance consultant. With his strong back ground in mergers and acquisitions and capital markets, he is well-positioned to advise the board with respect to strategic alternatives.
Renewal of Advisory Agreement
On August 10, 2017, we renewed the advisory agreement with KBS Capital Advisors LLC for an additional one-year period effective August 12, 2017. The renewed advisory agreement is effective through August 12, 2018; however, either party may terminate the renewed advisory agreement without cause or penalty upon providing 60 days’ written notice. The terms of the renewed advisory agreement are substantially the same as those of the advisory agreement that was in effect through August 12, 2017.
Fees Earned by and Expenses Reimbursable to Our Advisor and the Dealer Manager
Summarized below are the fees earned by and expenses reimbursable to our advisor and our dealer manager for the year ended December 31, 2017, the amounts paid, and any related amounts payable as of December 31, 2017 (in thousands):

	Incurred in the Year Ended December 31, 2017	Paid in the Year Ended December 31, 2017	Payable as of December 31, 2017
Form of Compensation
Organization and Offering Stage
Selling commissions	$2,412	$2,412	$—
Dealer manager fees	1,352	1,352	—
Reimbursable other offering costs	668	—	1,042
Acquisition and Development Stage
Acquisition and origination fees	4,943	4,894	76
Origination fees on real estate loan receivable	—	—	—
Operational Stage
Asset management fees	2,842	2,820	22
Reimbursable operating expenses (1)	339	334	42
Stockholder servicing fees	1,149	843	680
Operational and Liquidation/Listing Stage
Disposition fee	—	—	—
Subordinated participation in net cash flows	—	—	—
Subordinated incentive fee	—	—	—
	$13,705	$12,655	$1,862
_____________________
(1) Reimbursable operating expenses primarily consists of internal audit personnel costs, accounting software and cyber-security related expenses incurred by our advisor under the advisory agreement. Our advisor will reimburse us at the end of any fiscal quarter for total operating expenses that in the four consecutive fiscal quarter then ended exceed the greater of 2% of its average invested assets or 25% of its net income, unless our conflicts committee has determined that such excess expenses were justified based on unusual and non-recurring factors. Operating expense reimbursements for the four fiscal quarters ended December 31, 2017 did not exceed the charter imposed limitation. Our advisor may seek reimbursement for certain employee costs under the advisory agreement. We have reimbursed our advisor for our allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to us. These amounts totaled $335,000 for the year ended December 31, 2017 and were the only employee costs reimbursed under the advisory agreement for the year ended December 31, 2017. We will not reimburse for employee costs in connection with services for which our advisor earns acquisition or origination fees or disposition fees (other than reimbursement of travel and communication expenses) or for the salaries or benefits our advisor or its affiliates may pay to our executive officers. In addition to the amounts above, we reimburse our advisor for certain of our direct costs incurred from third parties that were initially paid by our advisor on our behalf.

During the year ended December 31, 2017, our advisor reimbursed us $0.1 million for legal and professional fees, travel expenses and property insurance rebates.
Offering Costs
We reimburse our advisor and dealer manager for commercially reasonable organization and other offering expenses they incur on our behalf in connection with this offering; however, no reimbursements made by us to our advisor or our dealer manager may cause total organization and offering expenses incurred by us (including selling commissions, dealer manager fees, the stockholder servicing fee and all other items of organization and offering expenses) to exceed 15% of the aggregate gross proceeds from this primary offering and the offering under our dividend reinvestment plan as of the date of reimbursement.
We also pay organization and other offering expenses directly. Our advisor and its affiliates will reimburse us to the extent that the organization and other offering expenses (which exclude selling commissions, dealer manager fees and stockholder servicing fees) paid directly or reimbursed by us in connection with this primary offering exceed 1.0% of gross primary offering proceeds. Our advisor and its affiliates will be responsible for any organization and other offering expenses related to the primary offering to the extent they exceed 1.0% of gross primary offering proceeds.
Organization and other offering expenses include all expenses to be paid or reimbursed by us in connection with this offering, excluding selling commissions, the dealer manager fee and the ongoing stockholder servicing fee with respect to Class T share sold in the primary offering. Organization and other offering expenses include our legal, accounting, printing, mailing and filing fees, charges of our escrow holder and transfer agent, charges of our advisor for administrative services related to the issuance of shares in this offering, reimbursement of bona fide due diligence expenses of broker-dealers, reimbursement of our advisor for costs in connection with preparing supplemental sales materials, the cost of bona fide training and education meetings held by us (primarily the travel, meal and lodging costs of registered representatives of broker-dealers), attendance and sponsorship fees payable to participating broker-dealers hosting retail seminars and travel, meal and lodging costs for registered persons associated with our dealer manager and officers and employees of our affiliates to attend retail seminars conducted by broker-dealers, legal fees of our dealer manager, and promotional items.
We do not reimburse our dealer manager for wholesaling compensation expenses.
Through December 31, 2017, our advisor and its affiliates had incurred organization and other offering costs (which exclude selling commissions dealer manager fees and stockholder servicing fees) on our behalf in connection with our initial public offering of approximately $10.3 million. As of December 31, 2017, we had recorded $13.5 million in selling commissions and dealer manager fees and $1.7 million of stockholder servicing fees. As of December 31, 2017, we had recorded $2.1 million of other organization and offering expenses, which amounts represent our maximum liability for organization and other offering costs as of December 31, 2017 based on the 1.0% limitation described above.
In addition, as of December 31, 2017, our advisor had incurred $31,000 in organization and offering costs on behalf of us in connection with a proposed follow-on offering we filed with the SEC on August 10, 2017. As of December 31, 2017, we had not commenced the follow-on offering and therefore had not recorded any of these organization and offering expenses as they are subject to the 1.0% limitation described above.
Insurance
On January 6, 2014, we, together with KBS Real Estate Investment Trust, Inc. (“KBS REIT I”), KBS Real Estate Investment Trust II, Inc., KBS Real Estate Investment Trust III, Inc., KBS Strategic Opportunity REIT, Inc. and KBS Legacy Partners Apartment REIT, Inc., our dealer manager, our advisor and other KBS-affiliated entities, entered into an errors and omissions and directors and officers liability insurance program where the lower tiers of such insurance coverage are shared. The cost of these lower tiers is allocated by our advisor and its insurance broker among each of the various entities covered by the program, and is billed directly to each entity. The allocation of these shared coverage costs is proportionate to the pricing by the insurance marketplace for the first tiers of directors and officers liability coverage purchased individually by each REIT. Our advisor’s and our dealer manager’s portion of the shared lower tiers’ cost is proportionate to the respective entities’ prior cost for the errors and omissions insurance. In June 2015, KBS Growth & Income REIT, Inc. was added to the insurance program. In June 2017, we renewed our participation in the program, and the program is effective through June 30, 2018. As KBS REIT I is implementing its plan of liquidation, at renewal in June 2017, KBS REIT I elected to cease participation in the program and obtain separate insurance coverage.

Share Redemption Program
Our share redemption program contains numerous restrictions on your ability to redeem your shares. Among other restrictions, during each calendar year, redemptions are limited to the amount of net proceeds from the sale of shares under our dividend reinvestment plan during the prior calendar year, provided that we may increase or decrease the funding available for the redemption of shares upon 10 business days’ notice. This restriction may significantly limit your ability to have your shares redeemed pursuant to our share redemption program because our initial distributions have been in the form of stock dividends and we do not expect to have cash flow sufficient to pay a significant cash distribution.
During the year ended December 31, 2017, we redeemed $1.4 million of common stock, which represented all redemption requests received in good order and eligible for redemption through the December 2017 redemption date. Based on the amount of net proceeds raised from the sale of shares under the dividend reinvestment plan during 2017 and $0.2 million remaining set aside for stockholder’s death, qualifying disability or determination of incompetence (collectively, a “Special Redemption”), we have $2.6 million available for redemptions in 2018, including shares that are redeemed in connection with a Special Redemption.
Net Tangible Book Value Per Share
In connection with this offering of shares of our common stock, we are providing information about our net tangible book value per share. Our net tangible book value per share is a rough approximation of value calculated as total book value of assets minus total book value of liabilities, divided by the total number of shares of common stock outstanding. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the company in accordance with our investment objectives. However, net tangible book value does reflect certain dilution in value of our common stock from the issue price in this offering primarily as a result of (i) the substantial fees paid in connection with this offering and our now terminated private offering, including selling commissions and marketing fees re-allowed by our dealer manager to participating broker dealers, (ii) the fees and expenses paid to our advisor and its affiliates in connection with the selection, acquisition, management and sale of our investments, (iii) general and administrative expenses, (iv) accumulated depreciation and amortization of real estate investments, and (v) the issuance of shares in our now-terminated private offering at a purchase price of less than $10.00. As of December 31, 2017, our net tangible book value per share of both Class A and Class T common stock, was $7.95. The offering price of shares of our common stock under this primary offering (ignoring purchase price discounts for certain categories of purchasers is $10.00 per Class A share and $9.63 per Class T share. To the extent we are able to raise substantial proceeds in this offering, some of the expenses that cause dilution of the net tangible book value per share are expected to decrease on a per share basis, resulting in increases in the net tangible book value per share. This increase would be partially offset by increases in depreciation and amortization expenses related to our real estate investments.
The factors described above with respect to the dilution in the value of our common stock are likely to cause our offering price to be higher than the amount you would receive per share if we were to liquidate at this time.
Quantitative and Qualitative Disclosures about Market Risk
We are exposed to the effects of interest rate changes as a result of borrowings used to maintain liquidity and to fund the financing of our real estate investment portfolio and operations. We are also exposed to the effects of changes in interest rates as a result of the origination of a mortgage loan. We are also exposed to the effects of foreign currency changes in the Euro with respect to our €2.1 million participating loan facility.  Foreign currency exchange rate risk is the possibility that our financial results could be better or worse than planned because of changes in foreign currency exchange rates. Our profitability and the value of our investment portfolio may be adversely affected during any period as a result of interest rate changes and foreign currency changes. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings, prepayment penalties and cash flows and to lower overall borrowing costs. We may manage interest rate risk by maintaining a ratio of fixed rate, long-term debt such that floating rate exposure is kept at an acceptable level. In addition, we may utilize a variety of financial instruments, including interest rate caps, floors, and swap agreements, in order to limit the effects of changes in interest rates on our operations. When we use these types of derivatives to hedge the risk of interest-earning assets or interest-bearing liabilities, we may be subject to certain risks, including the risk that losses on a hedge position will reduce the funds available for payments to holders of our common stock and that the losses may exceed the amount we invested in the instruments.

The table below summarizes the book value and the interest rate of our loan receivable and outstanding principal balance and the weighted average interest rates for our notes payable for each category as of December 31, 2017 based on the maturity dates and the notional amount and average pay and receive rates of our derivative instrument as of December 31, 2017 based on maturity date (dollars in thousands):

	Maturity Date						Total Value or Notional Amount
	2018	2019	2020	2021	2022	Thereafter		Fair Value
Assets
Loan receivable, book value
Mortgage loan - fixed rate	$3,500	$—	$—	$—	$—	$—	$3,500	$3,500
Annual effective interest rate (1)	11.7%	—	—	—	—	—	11.7%
Derivative instrument
Interest rate caps, notional amount	$54,330	$81,235	$—	$—	$—	$—	$135,565	$13
Average interest strike rate (2)	3.0%	3.0%	—	—	—	—	3.0%
Liabilities
Notes Payable, principal outstanding
Variable rate	$66,330	$107,863	$63,342	$—	$94,500	$—	$332,035	$333,336
Average interest rate (3)	4.5%	5.0%	4.1%	—	3.1%	—	4.2%
Foreign currency forward contract, notional amount	$—	$—	$—	$2,100	$—	$—	$2,100	$79
Strike rate - USD - EUR	—	—	—	1.3	—	—	1.3
_____________________
(1) The annual effective interest rate represents the actual interest income recognized during 2017 using the interest method, divided by the average amortized cost basis of the investments.
(2) The average interest strike rate represents the weighted-average cap on one-month LIBOR on the applicable notional amounts.
(3) Average interest rate is the weighted-average interest rate. Weighted-average interest rate as of December 31, 2017 is calculated as the actual interest rate in effect at December 31, 2017 (consisting of the contractual interest rate), using interest rate indices at December 31, 2017, where applicable.
As of December 31, 2017, we owned one fixed-rate real estate loan receivable. Interest rate fluctuations will generally not affect our future earnings or cash flows on our fixed rate real estate loan receivable unless such instrument matures or is otherwise terminated. However, interest rate changes will affect the fair value of our fixed rate instrument. At December 31, 2017, the fair value and carrying value of our fixed rate real estate loan receivable was $3.5 million. The fair value estimate of our real estate loan receivable is estimated using an internal valuation model that considers the expected cash flows for the loan, underlying collateral value and the estimated yield requirements of institutional investors for loans with similar characteristics, including remaining loan term, loan-to-value, type of collateral and other credit enhancements. As we expect to hold our fixed rate instrument to maturity and the amounts due under such instrument would be limited to the outstanding principal balance and any accrued and unpaid interest, we do not expect that fluctuations in interest rates, and the resulting change in fair value of our fixed rate instrument, would have a significant impact on our operations.
Conversely, movements in interest rates on variable rate debt would change our future earnings and cash flows, but would not significantly affect the fair value of those instruments. However, changes in required risk premiums would result in changes in the fair value of floating rate instruments. As of December 31, 2017, we were exposed to market risks related to fluctuations in interest rates on $332.0 million of variable rate debt outstanding. Based on interest rates as of December 31, 2017, if interest rates were 100 basis points higher or lower during the 12 months ending December 31, 2018, interest expense on our variable rate debt would increase or decrease, respectively, by $3.3 million.
The annual effective interest rate of our fixed rate real estate loan receivable as of December 31, 2017 was 11.7%.  The effective interest rate represents the effective interest rate as of December 31, 2017, using the interest method, which we use to recognize interest income on our real estate loan receivable. The weighted-average interest rate of our variable rate debt as of December 31, 2017 was 4.2%.  The weighted-average interest rate represents the actual interest rate in effect as of December 31, 2017 (consisting of the contractual interest rate and the effect of interest rate caps, if applicable), using interest rate indices as of December 31, 2017 where applicable.
For a discussion of the interest rate risks related to the current capital and credit markets, see “Risk Factors” herein and in the prospectus.
Experts
The consolidated financial statements of KBS Strategic Opportunity REIT II, Inc. appearing in its Annual Report on Form 10-K for the year ended December 31, 2017 (including schedule appearing therein) have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The statement of revenue over certain operating expenses of Oakland City Center for the year ended December 31, 2016, incorporated by reference in this prospectus from KBS Strategic Opportunity REIT II, Inc.’s Current Report on Form 8-K/A, filed with the SEC on September 29, 2017 has been audited by Squar Milner LLP, independent auditors, as set forth in their report thereon, included therein, and incorporated herein by reference. Such financial statement is incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
Incorporation of Certain Information by Reference
We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the Securities and Exchange Commission (“SEC”). The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. You can access documents that are incorporated by reference into this prospectus at the website maintained for us, other KBS-sponsored programs and our advisor and its affiliates at www.kbsreits.com (URL for documents: https://kbs-cmg.com/offerings/kbs-strategic-opportunity-reit-ii/investor-information/). There is additional information about us and our affiliates at our website, but unless specifically incorporated by reference herein as described in the paragraphs below, the contents of that site are not incorporated by reference in or otherwise a part of this prospectus.
The following documents filed with the SEC are incorporated by reference in this prospectus (Commission File No. 333-192331), except for any document or portion thereof deemed to be “furnished” and not filed in accordance with SEC rules:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2017 filed with the SEC on March 9, 2018;

•	Definitive Proxy Statement on Schedule 14A;

•	Current Report on Form 8-K/A filed with the SEC on September 29, 2017;

•	Registration Statement on Form 8-A filed with the SEC on April 16, 2015; and

•	Registration Statement on Form 8-A/A filed with the SEC on April 28, 2017.
We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request of that person, a copy of any document incorporated herein by reference (or incorporated into the documents that this prospectus incorporates by reference). To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write us at:
KBS Capital Markets Group LLC
800 Newport Center Drive, Suite 700
Newport Beach, California 92660
Telephone: (866) 527-4264
Fax: (949) 417-6501
www.kbs-cmg.com
The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.
Where You Can Find More Information
We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Our filings with the SEC are also available to the public through the SEC’s Internet site at http://www.sec.gov. We have filed with the SEC a registration statement relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of ours, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s Internet site.